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                             June 30, 2021

       Hans Thomas
       Chief Executive Officer
       10X Capital Venture Acquisition Corp. II
       1 World Trade Center, 85th Floor
       New York, NY 10007

                                                        Re: 10X Capital Venture
Acquisition Corp. II
                                                            Amended
Registration Statement on Form S-1
                                                            Filed June 14, 2021
                                                            File No. 333-253867

       Dear Mr. Thomas:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Form S-1/A filed on June 14, 2021

       Exhibit 4.4, page 1

   1. We note you appear to plan to account for the Public and Private Warrants as equity.
                                                         Please provide us with
your analysis under ASC 815-40 to support your proposed
                                                        accounting treatment
for the Public and Private Warrants. As part of your analysis, please specifically address
the tender offer provision in section 4.4 of your warrant agreement filed as exhibit 4.4
and explain whether you believe there are any instances where a cash payment could be made
to a warrant holder that was not in connection with a change of control of the Company.

               You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-
       3856 if you have questions regarding comments on the financial statements and related
 Hans Thomas
10X Capital Venture Acquisition Corp. II
June 30, 2021
Page 2

matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,
FirstName LastNameHans Thomas
                                                      Division of Corporation
Finance
Comapany Name10X Capital Venture Acquisition Corp. II
                                                      Office of Real Estate &
Construction
June 30, 2021 Page 2
cc:       Jessica Chen
FirstName LastName